Filed by Zebra Holdco, Inc.

Registration Statement File No. 333-198695

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

EXCERPT FROM TRANSCRIPT OF RICHARD SMITH, CEO OF REALOGY HOLDINGS CORP. NOVEMBER 5, 2014 APPEARANCE ON CNBC

David Faber, Squawk On The Street:

Uh, sort of curious about your response to the Zillow / Trulia merger. Is that going to have an effect on your business?

Richard Smith, CEO, Realogy Holdings:

Zillow and Trulia, amongst many others, are very good suppliers to us. They’re good alternatives to traditional print media. I think on a combined basis, to the extent they continue to represent the same value that we see today, we’re fine with that. And we’ve clearly indicated that to the market.

David Faber, Squawk On The Street:

What about the information that seems to be migrating online at this point, is that causing any decline in the fee that brokers charge?

Richard Smith, CEO, Realogy Holdings:

No, actually, if you think about it, put it in that context, you’re taking offline information and concentrating it into an online application. So it’s more convenient, it makes for a better, and more informed consumer. So we have not seen that, nor do we expect that to happen. We think a better and more informed consumer is good for our industry and good for housing.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow, Inc.’s (“Zillow”) proposed acquisition of Trulia, Inc. (“Trulia”) (the “Proposed Transaction”). Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, under the caption “Risk Factors” in the Registration/Joint Proxy Statement (as defined below), and in Zillow’s other filings with the Securities and Exchange Commission (the “SEC”). Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the Proposed Transaction, a new holding company, Zebra Holdco, Inc. (“Holdco”), has filed a Registration Statement on Form S-4 with the SEC, which includes a registration statement and preliminary prospectus with respect to Holdco’s shares to be issued in the Proposed Transaction and a preliminary joint proxy statement of Zillow and Trulia with respect to the Proposed Transaction (the “Registration/Joint Proxy Statement”). The information in the preliminary Registration/Joint Proxy Statement is not complete and may be changed. The definitive Registration/Joint Proxy Statement will be mailed to shareholders of Zillow and stockholders of Trulia after the Registration Statement on Form S-4 is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION /JOINT PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders can obtain free copies of the Registration /Joint Proxy Statement at the SEC’s website at www.sec.gov. Copies of the Registration/Joint Proxy Statement, and the filings that are incorporated by reference therein, may also be obtained, without charge, by contacting Zillow Investor Relations at (206) 470-7137 or by going to Zillow’s website, www.zillow.com, under the heading “Investors”. These documents may also be obtained, without charge, by contacting Trulia Investor Relations at (415) 400-7238 or going to Trulia’s website, www.trulia.com, under the tab “Investor Relations”.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zillow or Trulia security holders in connection with the Proposed Transaction is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. In addition, information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration /Joint Proxy Statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.